UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 26, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 25, 2014

Date, Time and Place: Held on September 25, 2014, at 8:30 AM, at L’Hotel, at Alameda Campinas, no. 266, Jardim Paulista, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with item 6 of its Internal Regiment.

Attendance: The totality of the members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat

Presiding:                                      Mr. José Luciano Duarte Penido — Chairman.

Ms. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the Company’s Bylaws, (i) approve the appointment of a non-effective member to the Company’s Board of Directors; (ii) approve the appointment of a member and financial specialist to the Company’s Statutory Audit Committee; and (iii) ratify the composition of the Company’s Statutory Audit Committee.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Appoint Mr. Julio Sergio de Souza Cardozo, Brazilian Citizen, married, accountant, bearer of ID card RG no. 1.845.165, issued by IFP/RJ, and enrolled with the CPF/MF under no. 005.985.267-49, resident and domiciled at Av. Jandira 185, apartment 184A, Moema, in the City and State of São Paulo, Zip Code 04080-000 as non-effective member of the effective member Mr. Carlos Augusto Lira Aguiar. The non-effective member appointed herein will be in his duty as from October 1st, 2014 and shall complete the mandate of the former member, Mr. Samuel de Paula Matos, whose resignation was recorded in the Minutes of Ordinary Board of Directors Meeting held on August 28, 2014, producing its legal effects as of September 30, 2014. This decision is taken “ad referendum” of the General Meeting.

(ii)              Appoint, in accordance with the terms of article 29, paragraph 2nd of the Company’s Bylaws, Mr. Julio Sergio de Souza Cardozo, Brazilian Citizen, married, accountant, bearer of ID card RG no. 1.845.165, issued by IFP/RJ, and enrolled with the CPF/MF under no. 005.985.267-49, resident and domiciled at Av. Jandira 185, apartment 184A, Moema, in the City and State of São Paulo, Zip Code 04080-000,  to integrate the Statutory Audit Committee, for 5 (five) years term, as of October 1st, 2014.

(iii) Considering the decision taken in (ii) above, the Board of Directors ratifies the Statutory Audit Committee’s composition, as described below:

Statutory Audit Committee - CAE

Coordinator:	Maria Paula Soares Aranha
Member and financial expert:	Julio Sergio de Souza Cardozo
Member:	José Écio Pereira da Costa Junior
Secretário:	Everson Zaczuk Bassinello

The Board of Directors certifies and recognizes the independence of the members of the Statutory Audit Committee described above.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, September 25, 2014

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on September 25, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary